Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Formation	Trade Names
Overstock.com Services, Inc.	Utah	Overstock.com Services
Supplier Oasis Fulfillment Services, Inc.	Utah	SOFS
Overstock Ireland Limited	Ireland	O.co Ireland.ie
O Agency Group, Inc.	Utah	Overstock.com Insurance
O.com Land, LLC	Utah
O.com Ventures, Inc.	Utah
O.com Gift Cards, Inc.	Utah
O.co HK Limited (HK)	Hong Kong
Mac Warehouse, LLC	Utah
Peace Coliseum Mezzanine, LLC	Utah
Peace Coliseum, LLC	Utah